

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2018

Mail Stop 4561

Joseph M. Harary
President and CEO
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, NY 11797-2033

> **Re:** **Research Frontiers Incorporated**
> **Registration Statement on Form S-3**
> **Filed March 13, 2018**
> **File No. 333-223623**

Dear Mr. Harary:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3297 with any questions. In my absence, you may also call Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Edwin Kim

Edwin Kim
Attorney Advisor
Office of Information
Technologies and Services

cc: Seth Van Voorhees, CFO